Westport's Alternative Fuel Technologies Can Play an Important Role in Meeting the Strengthened European Decarbonization Targets for Heavy-Duty Vehicles

H_2 HPDI^{TM}, our cost-effective, high-performance solution to support climate neutrality in the heavy-duty mobility sector will be able to attain ZEV classification for many truck configurations

VANCOUVER, BC (April 11, 2024) – Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: **WPRT** / Nasdaq: **WPRT**), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, welcomes the recent agreement between European legislators regarding the lowering of CO_2 emissions in the European Union's (EU) heavy-duty road transport sector. The regulatory agreement sets forth revised corporate CO_2 emissions reduction targets for new original equipment manufacturers' (OEM) heavy-duty vehicles at 45 percent by 2030, 65 percent by 2035, and 90 percent by 2040 as compared to a 2019 baseline, while ensuring that existing innovative technologies are preserved. These emissions reduction targets maintain a degree of flexibility for OEMs to comply using a portfolio of CO_2 reduction solutions including low carbon fuels, hydrogen combustion, fuel cell, and battery electric technologies. Zero-emission vehicles (ZEV) are a central element of these CO_2 regulations, and Westport's H_2 HPDI fuel system solution is compatible with the ZEV threshold of 3gCO_2/ton-km.

"As a key supplier of hydrogen and other alternative fuel system solutions, we are encouraged by the EU's revised CO_2 emission standards for heavy-duty vehicles," said Dan Sceli, Chief Executive Officer of Westport Fuel Systems. "These new standards reflect ambitious decarbonization targets that can be achieved by utilizing a blend of new and current vehicle and fuel system technologies such as those in Westport's portfolio while also clearing a path to encourage future investment in the best and most affordable solutions to decarbonize heavy-duty transport."

Nadège Leclercq, Senior Director of Government Relations and Market Development, added, "In establishing the overall fleet CO_2 reductions targets, revising the zero-emission vehicle threshold to $3gCO_2$/ton-km, the legislature of the EU has added a degree of flexibility for both OEMs and their customers to continue on the road to decarbonization. This flexibility is much needed in a transport sector that must cater to a diverse range of operational requirements. While we regret the absence of a mechanism to account for the benefits of renewable fuels, expanding the fleet of vehicles that are able to utilize these low carbon fuels, including biomethane, is imperative to realizing true CO_2 reductions across the heavy-duty vehicle sector."

Westport's clean mobility solutions are engineered for a diverse set of zero-emission vehicles with hydrogen fuel systems and components for both internal combustion engines (ICE) and fuel cell (FC) applications including:

- **H_2 HPDI™ fuel system** – high efficiency hydrogen ICE technology allowing a wide range of truck configurations to comply with the ZEV threshold of $3gCO_2$/ton-km
- **Engine management systems for spark ignited engines** – engineered for monofuel hydrogen ICEs that are classified as a ZEV technology by regulatory definition
- **Hydrogen components for fuel pressure management and regulation** – a portfolio of components that are used commercially today in the growing market for hydrogen fuel cell and ICE vehicles

"Our current products and innovative technologies support long-term decarbonization by efficiently reducing CO_2 emissions across different applications, delivering both environmental benefits and cost-effectiveness," said Scott Baker, Vice President of Global Engineering for Westport Fuel Systems. "Advanced products, such as our LNG HPDI fuel system on the road today, used with increasing shares of biomethane have in the past years and will in the coming decades continue to deliver growing CO_2

reductions to the heavy-duty vehicle sector in Europe and will be supplemented with an expanding range of hydrogen products."

There is more work to be done as the commercial transportation sector continues its green energy progression to a more sustainable future. Westport is committed to working together with EU legislators, OEMs and fleets alike to create reliable solutions that meet required decarbonization targets and are tailored to unique application and operational needs.

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About Westport Fuel Systems

At Westport, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport, we think ahead. For more information, visit www.wfsinc.com.

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